UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at October 17, 2008

FARALLON RESOURCES LTD.
Ste. 428, 800 West Pender Street
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: October 28, 2008

Print the name and title of the signing officer under his signature.

  Ste. 428 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON RAISES $7.75 MILLION THROUGH NOTES

October 17 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF), announces that the Company has raised $7.75 million through a private placement of unsecured convertible promissory notes (the "Notes").

Each $500,000 principal amount Note entitles the holder to receive a bonus of 40,000 common shares of the Company (aggregate of 620,000 shares) and a cash payment of $37,500 for each six months that the Notes are outstanding. The Notes mature six months from the Closing Date but the Corporation has the right to a one time extension for six months for equivalent cash and share bonuses. The $7.75 million principal amount of the Notes is convertible at maturity into common shares of the Company at a fixed price of $0.33 per share.

The Notes were issued on a private placement basis to qualified purchasers outside of Canada. A 6% referral fee was paid on the placement. The Notes and all shares will be subject to a hold period in Canada of four months and one day. The Notes will not be registered under the US Securities Act of 1933 and may not be resold in the US or to a US person absent an exemption from registration.

The proceeds will be used for working capital and to repay an existing loan of $3.8 million announced by the Company on May 13, 2008.

Commenting on the placement, Mr. Whittington stated: "I am very pleased that the Company was able to complete this financing at a time of such uncertainty in world financial markets. These funds are a welcome addition to the treasury and, while not needed to fund our current work plan, provide the Company with added insurance during the production ramp up phase of building the G-9 mine. As the Company is also evaluating the potential to expand production to 2,200 tonnes per day (up from the current plan of 1,500 tonnes per day) and these funds will enable us to carry out the necessary work to conduct these studies earlier than anticipated."

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ J.R.H. (Dick) Whittington
J.R.H. (Dick) Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of any additional financing that may be required to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.